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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 FORM 12b-25

                         Notification of Late Filing


                                            Commission File Number 33-29942-NY

(Check one)

/X/ Form 10-K and Form 10-KSB  /_/  Form 11-K
/_/ Form 20-F  /_/ Form 10-Q and Form 10-QSB  /_/ Form N-SAR

    For period ended December 31, 1996

/_/ Transition Report on Form 10-K and form 10-KSB
/_/ Transition Report on Form 20-F
/_/ Transition Report on Form 11-K
/_/ Transition Report on Form 10-Q and Form 10-QSB
/_/ Transition Report on Form N-SAR

    For the transition period ended _______

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant Ragar Corp.

Former name if applicable

Address of principal executive office (Street and Number) 100 Maiden Lane

City, State and Zip Code  New York, New York 10038


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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


     /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     /X/ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     /_/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III
                                  NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20- F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     In connection with comments received from the staff (the "Staff") of the Securities and Exchange Commission regarding a registration statement on Form S-1 (No. 333-19871), filed on January 16, 1997 with respect to the common stock of Nations Flooring, Inc., which will be the successor registrant of Ragar Corp. (the "Company"), the Company is engaged in discussions with the Staff concerning certain accounting issues that will affect the presentation of information in the Company's financial statements to be included in its Annual Report on Form 10-KSB for the year ended December 31, 1996. It is anticipated that these matters will be resolved in sufficient time so as to permit the filing of such Annual Report within the applicable extension period referenced in this Form 12b-25.

                                   PART IV
                              OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

           Jeffrey Wiens             (702)        464-8241
              (Name)              (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                /X/ Yes  /_/ No

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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 /_/ Yes  /X/ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   Ragar Corp.
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     March 28, 1997                       By /S/ JEFFREY WIENS
                                                -------------------------
                                                     Jeffrey Wiens
                                                     Controller


                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).